UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

————————————————————

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000
OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Numbers 33-89818, 33-96568, 333-08041, 333-57107 and 333-52612

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN
(Full title of the plan)

CLUBCORP, INC.
(Exact name of issuer of the securities held pursuant to the plan)

3030 LBJ FREEWAY, DALLAS, TEXAS 75234
(Address of principal executive office)

(972) 243-6191
(Issuer’s telephone number; including area code)

Independent Auditors’ Report
Statements of Net Assets Available for Benefits
December 31, 2000 and 1999
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2000 and 1999
Notes to Financial Statements
Schedules
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Line4j — Schedule of Reportable Transactions
EX-23.1 Consent of Independent Public Accountants

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedules

December 31, 2000 and 1999

(With Independent Auditors’ Report Thereon)

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Independent Auditors’ Report

The Board of Trustees
ClubCorp Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of ClubCorp Employee Stock Ownership Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ClubCorp Employee Stock Ownership Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Line 4j – Schedule of Reportable Transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Schedule H, Line 4i – Schedule of Assets (Held at End of Year) that accompanies the Plan’s financial statements does not disclose the historical cost of certain plan assets held. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

June 22, 2001

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2000 and 1999

	2000	1999

Assets:

Cash	—	398,892

Investments:

ClubCorp, Inc. common stock, at fair value	$68,142,435	72,835,191

Short-term investments, at fair value	339,582	1,874,201

	68,482,017	74,709,392

Receivables:

Employer contributions	287,753	924,656

Employee contributions	541,058	81,365

Interest receivable	4,378	—

	833,189	1,006,021

Total assets	69,315,206	76,114,305

Liabilities — miscellaneous payables	348,456	11

Net assets available for benefits	$68,966,750	76,114,294

See accompanying notes to financial statements.

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2000 and 1999

	2000	1999

Additions to net assets attributed to:

Employer contributions	$1,511,694	1,888,214

Employee contributions	7,041,424	6,503,901

Net appreciation in fair value of investments -

ClubCorp, Inc. common stock	—	4,536,371

Investment income	106,829	109,235

Other	32,729	—

	8,692,676	13,037,721

Deductions from net assets attributed to:

Net depreciation in fair value of investments-

ClubCorp, Inc. common stock	5,242,754	—

Benefits paid and withdrawals	10,450,416	5,770,731

Administrative expenses	147,050	56,617

	15,840,220	5,827,348

Net increase (decrease) in net assets available for benefits	(7,147,544)	7,210,373

Net assets available for benefits:

Beginning of year	76,114,294	68,903,921

End of year	$68,966,750	76,114,294

See accompanying notes to financial statements.

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2000 and 1999

(1)	General

The ClubCorp Employee Stock Ownership Plan (Plan) is a defined contribution plan covering employees of ClubCorp, Inc.’s participating subsidiaries (ClubCorp) who have completed one year of service and worked at least l,000 hours during their eligibility year of service. The sponsoring employer of the Plan is ClubCorp. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan document for more complete information.

(a)	Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis.

(b)	Contributions

Participating employees may elect to contribute up to 6% of their eligible compensation to the Plan. Contributions to the Plan are primarily invested in ClubCorp common stock. Participants may elect to diversify a portion of their account assets upon meeting certain age and participation requirements. The Employer matches 20% of the employee contributions and may, at its discretion, match up to an additional 30% of employee contributions. For the year ended December 31, 1999, ClubCorp made discretionary contributions of approximately $586,000. No discretionary contributions were made for the year ended December 31, 2000.

The maximum amount which may be added to any participant’s account in any year is the lesser of $30,000 or 25% of their compensation for that year for all ClubCorp defined contribution plans. This maximum amount includes the participant’s share of ClubCorp’s contributions.

(c)	Participant Accounts

Each participant’s account is credited with the allocation of ClubCorp’s contributions based on the participant’s contributions to the Plan. Earnings and losses from investments are allocated to the participants’ accounts based on their individual quarter-end balances. Forfeitures of terminated participants’ nonvested accounts are used to cover direct administrative expenses of the Plan (see note l(f)).

(d)	Vesting

Participants are gradually vested in ClubCorp’s contributions as determined by years of credited service. Full vesting is attained after seven years of credited service. Participants are always 100% vested in the account value of their voluntary contributions and earnings thereon.

(e)	Payment of Benefits

Benefits are paid to participants upon retirement, permanent disability, termination, or to beneficiaries upon death of the participant. The participant or beneficiary may elect, subject to the terms of the Plan, to receive his or her benefits in a lump sum cash distribution, in installments over a fixed period, or through transfer to another retirement plan in an amount

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2000 and 1999

equal to the value of the participant’s account. The participant or beneficiary may also elect to receive ClubCorp common stock in lieu of cash.

(f)	Administrative Expenses

Forfeitures are used by the Plan to pay direct administrative expenses which amounted to $147,050 and $56,617 in 2000 and 1999, respectively. Indirect expenses and any direct expenses not covered by forfeitures are paid by ClubCorp. Indirect administrative expenses of $141,400 and $223,501 were paid by ClubCorp on behalf of the Plan in 2000 and 1999, respectively.

(g)	Plan Termination

Although it has not expressed any intent to do so, ClubCorp has the right to terminate the Plan at any time subject to the provisions of ERISA. If the Plan were to terminate, participants would automatically become fully vested regardless of years of service and the net assets would be distributed to Plan participants based on each participant’s account balance.

(h)	Form 5500 Reconciliation

The net assets available for benefits recorded in the Plan’s Form 5500 as of December 31, 2000 and 1999 are less than the corresponding amounts reported in the accompanying financial statements by $2,171,322 and $2,398,064, respectively. These differences relate to benefits payable at year-end for terminations.

(i)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2000 and 1999

(2)	Investments

The following table presents the fair value of investments at December 31, 2000 and 1999.

	2000		1999

	Units/	Fair	Units/	Fair
	shares	value	shares	value

Investment at estimated fair value -

ClubCorp common stock	4,144,917	$68,142,435	4,112,659	$72,835,191

Investment at quoted market value -

State Street Short-Term Investments	339,582	339,582	—	—

Investment at quoted market value -

Wachovia Bank Short-Term Investments	—	—	1,874,201	1,874,201

		$68,482,017		$74,709,392

If available, quoted market prices are used to value investments of the Plan. Because there is no public market for the common stock of ClubCorp, a financial advisor has been engaged by the trustee of the plan to render an opinion on the fair market value of the common stock. Prior to 2000, the financial advisor confirmed the fairness of the formula price for purposes of determining whether the formula price fell within the range of fair market value of common stock. Beginning in 2000, the financial advisor formed an independent appraisal of the common stock fair value. All purchases of common stock by the Plan were made on or shortly after an appraisal date at the fair market value. During the years ended December 31, 2000 and 1999, purchases of common stock made by the Plan were from two individual shareholders and ClubCorp.

(3)	Employer Contributions Receivable

Matching contributions are allocated to employees’ accounts at the end of each quarter; therefore, the accompanying financial statements reflect a receivable for the fourth quarter’s Employer match credited to employees’ accounts but not received by year-end. At December 31, 1999, Employer contributions receivable included the Employer discretionary contribution of approximately $586,000 (see note 1(b)).

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2000 and 1999

(4)	Federal Income Taxes

The Plan obtained its latest tax determination letter on April 28, 2000, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

(5)	Financial Instruments

The carrying values of financial instruments such as cash, receivables and liabilities approximate their fair values because of the nature and short maturity of these instruments. ClubCorp common stock and short-term investments are carried at fair value.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Date: July 13, 2001	By:	/s/ Kim S. Besse
Kim S. Besse
Senior Vice President, People Strategy
ClubCorp, Inc.

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
as of December 31, 2000

	Description of			Current
Identity of issue	investment	Cost		value

Common stock — ClubCorp, Inc.*	4,144,917 Shares	$	**	$68,142,435

State Street — Short-Term *	339,582 units		$339,582	339,582

Investment Fund				68,482,017

*	Party-in-interest

**	Historical cost information not available for this investment.

See accompanying independent auditors’ report.

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Line 4j — Schedule of Reportable Transactions
For the Year ended December 31, 2000

								Current
						Expense		value of
		Aggregate				incurred		asset on	Net
	Description of	number of	Purchase	Selling	Lease	with	Cost of	transaction	gain
Identity of Party Involved	asset	transactions	price	price	rental	transaction	asset	date	(loss)

Purchases:
Wachovia Bank Short-Term Investment Fund	Money market fund	27	$4,025,054	—	—	—	4,025,054	4,025,054	—

State Street Short Term Investment Fund	Money market fund	35	11,007,686	—	—	—	11,007,686	11,007,686	—

Sales:
Wachovia Bank Short-Term Investment Fund	Money market fund	16	—	$5,087,543	—	—	5,087,543	5,087,543	—

State Street Short-Term Investment Fund	Money market fund	57	—	11,495,415	—	—	11,495,415	11,495,415	—

See accompanying independent auditors’ report.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

23.1	Consent of Independent Auditors’